October 31, 2025

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Calor del Sol Inc Registration Statement on Form S-1 (Amendment No. 7) (File No. 333-280138) filed on October 31, 2025.

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (Amendment No. 5) (File No. 333-280138) filed by Calor Del Sol Inc on October 31, 2025 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact the undersigned at (800) 641-4814.

Yours sincerely,

/s/Alejandro Hernandez

Alejandro Hernandez

President and Director,

Principal Executive Officer

Principal Financial Officer

Principal Accounting Officer